SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 30, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

BY-LAW 1A
A by-law relating generally to the transaction
of the business and affairs of
SHAW COMMUNICATIONS INC.
(formerly Shaw Cablesystems Ltd.)
(“the Corporation”)
Contents

One	Interpretation

Two	Business of the Corporation

Three	Borrowing and Securities

Four	Directors

Five	Officers

Six	Protection of Directors, Officers and Others

Seven	Shares

Eight	Dividends and Rights

Nine	Meetings of Shareholders

Ten	Divisions and Departments

Eleven	Notices

SECTION ONE
INTERPRETATION
1.01	Definitions — In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Business Corporation Act (Alberta), and any statute that may be substituted therefore, as from time to time amended;

“appoint” includes “elect” and vice versa;

“Articles” means the articles attached to the certificate of continuance of the Corporation as from time to time amended or restated;

“board” means the board of directors of the Corporation;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders;

“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Alberta) as from time to time amended;

“poll” means a voting procedure whereby each shareholder shall have one vote for each voting share of which he is a holder;

“recorded address” means:
(a)	in the case of a shareholder, his address as recorded in the securities register;

(b)	in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one;

(c)	in the case of a director, officer, auditor or a member of a committee of the board, his latest address as recorded in the records of the Corporation;
“special business” means that business not required by the Act to be conducted at the annual general meeting;

“signing officer” means any person authorized to sign any instrument on behalf of the Corporation by paragraph 2.04.

Save as aforesaid, words and expressions used herein have the same meaning as defined in the Act; words importing the singular number include plural and vice versa; words importing general include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.02	Conflict with Articles — The by-laws are subject always to the provisions of the Articles. In the event of a conflict between the provisions of any bylaw and any provision of the Articles, the provisions of the Articles shall prevail.
SECTION TWO
BUSINESS OF THE CORPORATION
2.01	Registered Office. The registered office of the Corporation shall be at such location in the Province of Alberta as the board may from time to time determine.

2.02	Corporate Seal. Until changed by the board, the corporate seal of the Corporation shall be in the form impressed herein.

2.03	Financial Year. The financial year of the Corporation shall be fixed by resolution of the board.

2.04	Execution of the Instruments. Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed by such persons as designated by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom the particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05	Banking Arrangements. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.06	Voting Rights in Order Bodies Corporate. The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.
SECTION THREE
BORROWING AND SECURITIES
3.01	Borrowing Power. Without limiting the borrowing power of the Corporation as set forth in the Act, the board may from time to time:
a)	borrow money upon the credit of the Corporation;

b)	issue, reissue, sell or pledge debt obligations of the Corporation;

c)	subject to the limitations imposed by the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation by any person;

d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.
Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes, made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02	Delegation. The board may from time to time delegate to one or more of the directors or officers of the Corporation as may be designated by the board all or any of the powers conferred by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

SECTION FOUR
     DIRECTORS
4.01	Qualifications. No person shall be qualified for election as a director if that person:
a)	is less than 18 years of age;

b)	is mentally incapacitated, as defined in the Act;

c)	is not an individual; or

d)	has the status of a bankrupt.
A director is not required to hold shares issued by the Corporation.

At least half of the directors of the Corporation must be resident Canadians.

4.02	Election and Term. An election of directors shall take place at each annual meeting of shareholders and all the directors in office shall retire but, if qualified, shall be eligible for re-election.

The number of directors to be elected at any such meeting shall:
a)	if a maximum and minimum number of directors is authorized be the number of directors then in office unless the shareholders otherwise determine; or

b)	if a fixed number of directors is authorized, be such fixed number.
The election may be by resolution.

If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.03	Removal of Directors. Subject to the provisions of the Act, the shareholders of the Corporation may by ordinary resolution remove any director or directors from office and the vacancy or vacancies created thereby may be filled at the same meeting, or in accordance with paragraph 4.05.

4.04	Vacation of Office. A director ceases to hold office when:
a)	he dies or resigns;

b)	he is removed from office by the shareholders; or

c)	he ceases to be qualified for the election pursuant to paragraph 4.01.

A resignation of a director becomes effective at the time a written resignation is received by the Corporation, or at the time specified in that resignation, whichever is later.

4.05	Vacancies. Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from a failure to elect the minimum number of directors, or if there has been a failure to elect the number or minimum number of directors required by the Articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.06	Validity of Election of Appointment of Director. A person who has been elected or appointed as a director is not a director unless:
a)	he was present at the meeting when he was elected and did not refuse to act as director; or

b)	if he was not present at the meeting when he was elected or appointed, he consented to act as director in writing before his election or appointment or within ten days after it; or

c)	he has in fact acted as a director pursuant to the election or appointment; or

d)	he has signed a resolution of the board which appointed him.
4.07	Action by the Board. The board shall manage the business and affairs of the Corporation. Subject to paragraph 4.09, 4.10 and 4.11, the powers of the board may only be exercised at a meeting at which a quorum is present or by resolution in writing in accordance with paragraph 4.11.

4.08	Quorum. Subject to paragraph 4.10, a quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors then in office. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.09	Canadian Majority. The board shall not transact business at a meeting, other than the business of filling a vacancy on the board, unless at least half of the directors present are resident Canadians except where:
a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communication device the business transacted at the meeting; and

b)	the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under sub-paragraph (a), totals at least half of the directors present at that meeting.
4.10	Meeting by Telephone. A director may participate in a meeting of directors or of a committee of directors by means of telephone or other communication facility that permits all persons participating in the meeting to hear each other. A director participating in a meeting by such means is deemed to be present at that meeting.

4.11	Resolution in Lieu of Meeting. A resolution in writing signed by all directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution may be signed in counterparts, or in counterparts by telex, telecopier or other equivalent methods of communication.

4.12	Delegation. The board may, from time to time, appoint from their number a committee or committees of directors and, subject to the Act, may delegate to that committee or committees any of the powers of the directors. Unless otherwise ordered by the board, each committee of directors shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.13	Place of Meeting. Meetings of the board may be held at any place in or outside Canada.

4.14	Calling of Meetings. Meetings of the board shall be held from time to time at such time and at such place as the chairman of the board, the president, or the board may determine.

4.15	Notice of Meeting. Notice of the time and place of each meeting of the board shall be given in the manner provided in paragraph 11.01 to each director not less than two business days before the date for which it is called. Except as required by the provisions of Section 109(5) of the Act, a notice of a meeting of directors need not specify the purpose of or the business to be transacted at that meeting.

4.16	Waiver of Notice Requirements. A director may only waive notice of a meeting of directors in writing, provided that attendance of a director at a meeting of directors is a waiver of notice of the meeting unless the director attends a meeting with the express purpose of objecting to the meeting on the grounds that the meeting was not lawfully called.

4.17	First Meeting of the Board. Provided a quorum of directors is present, each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which the board is elected.

4.18	Adjourned Meeting. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.19	Chairman. The chairman of any meeting of the board shall be the first mentioned of the following individuals who is a director and is present at the meeting: chairman of the board, president, or such person as is elected at the meeting by the board.

4.20	Casting Vote. At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

4.21	Disclosure of Conflict of Interests — A director of the Corporation who:
a)	is a party to a material contract or proposed material contract with the Corporation; or,

b)	is a director or an officer of or has a material interest in any person who is a party to a material contract with the Corporation;
shall disclose the nature and extent of his interest at the time and in the manner provided by the Act.

Any such contract or proposed contract shall be disclosed even if it is a contract which, in the ordinary course of the Corporation’s business, would not require approval of the board or shareholders.

4.22	Voting when a Conflict of Interest Exists. A director referred to in paragraph 4.21 shall not vote on any resolution to approve the contract unless the contract is:
a)	an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for the benefit of the Corporation or an affiliate;

b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

c)	a contract for indemnity or insurance; or

d)	a contract with an affiliate.

4.23	Deemed Consent. A director who is present at a meeting of directors or committee of directors is deemed to have consented to any resolution passed or action taken at the meeting unless:
a)	he dissents and has his dissent recorded in the manner provided for in the Act; or,

b)	otherwise proves that he did not consent to the resolution or action.
SECTION FIVE
OFFICERS
5.01	Appointment. The board may from time to time appoint a chairman of the board, a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as it determines, including one or more assistants to any of the officers so appointed.

The board may specify the duties of the officers and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation.

Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office.

5.02	Chairman of the Board. The board may from time to time appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by the provisions of this by-law assigned to the president, and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the president. If appointed, the chairman of the board may be the chief executive officer of the Corporation.

5.03	President. The president shall, subject to the authority of the board, have general supervision of the business of the Corporation together with such other powers and duties as the board may specify. If the chairman of the board has not been appointed as chief executive officer of the Corporation, that office shall be held by the president.

5.04	Vice-President. A vice-president shall have such powers and duties as the board or chief executive officer may specify.

5.05	Secretary. The secretary shall:
a)	attend and be the secretary of all meetings of the board and of the shareholders;

b)	shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at those meetings;

c)	give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board;

d)	be the custodian of the stamp or mechanical device usually used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and

e)	have such other powers and duties as the board may specify.
5.06	Treasurer. The treasurer shall:
a)	be responsible for keeping proper accounting records in compliance with the Act;

b)	be responsible for the deposit of money, the safekeeping of securities and the disbursement of funds of the Corporation;

c)	render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and

d)	have such other powers and duties as the board or chief executive officer may specify.
5.07	Powers and Duties of Other Officers. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08	Variation of Powers and Duties. The board may from time to time and subject to the provisions of the Act vary, add to or limit the powers and duties of any officer.

5.09	Term of Office. The board, in its discretion, may remove an officer of the Corporation without prejudice to such officer’s rights under any employment contract. Otherwise, each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation.

5.10	Conflict of Interest. An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in the same manner as provided in paragraph 4.21.

5.11	Agents and Attorneys. The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Alberta with such powers of management or otherwise (including the power to sub delegate) as may be thought fit.

5.12	Fidelity Bonds. The board may require such officers, employee and agents of the Corporation as the board seems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.
SECTION SIX
PROTECTION OF DIRECTORS AND OFFICERS IN THE EXERCISE OF THEIR DUTIES
6.01	Limitation of Liability. No director or officer shall be liable for:
a)	the acts, receipts, neglects or defaults of any other director or officer or employee;

b)	any loss, damage or expense happening to the Corporation through the insufficiencies or deficiency of title to any property acquired for or on behalf of the Corporation;

c)	the insufficiency or a deficiency of any security in or upon which any of the monies of the Corporation shall be invested;

d)	any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited;

e)	any loss, occasioned by any error of judgment or oversight on his part; or

f)	any loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto;

provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

6.02	Indemnity. Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or has acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having seen a director or officer of the Corporation of such body corporate, if:
a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.
The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires.

6.03	Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.02 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.
SECTION SEVEN
SHARES
7.01	Allotment. The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no shares shall be issued until it is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money the Corporation would have received if the share had been issued for money.

7.02	Commissions — The board may from time to time authorize the Corporation to pay commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03	Registration of Transfer. Unless expressly waived by the board, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the Articles and upon satisfaction of any lien referred to in paragraph 7.04.

7.04	Lien for Indebtedness. The Corporation shall have a first and paramount lien upon all the shares in the name of each shareholder, solely or jointly with any others, for the debts of that shareholder or the shareholders named therein solely or jointly with any other person, to the Corporation, whether the period for payment thereof shall have actually arrived or not; and no equitable interest in any share shall be created and none shall be recognized by the Corporation. Such lien shall extend to all dividends or distributions of capital from time to time declared or otherwise payable in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of the lien of the Corporation, if any, upon such shares.

For the purpose of enforcing any lien, the board may sell the shares subject thereto in such manner as it think fit, but no sale shall be made until such time as the debt is due and until thirty (30) days demand and notice in writing stating the amount due, and demanding payment and giving notice of intention to sell in default shall have been served on the shareholder or the shareholders named therein or the person or persons, if any, entitled in consequence of the death or bankruptcy of any shareholder to the shares.

Upon any sale made by the board of any shares to satisfy the lien of the Corporation thereon, the proceeds shall be applied: firstly in payment of all costs of such sale and secondly in satisfaction of the debts of the shareholder or shareholders and the residue, if any, shall be payable to the shareholder or shareholders.

Upon any sale, the secretary shall enter the name or names of the purchaser or purchasers in the register as the holder or holders of the shares, and the purchaser or purchasers shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after the name or names have been entered in the register, the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the same shall be in damages only and against the Corporation exclusively.

7.05	Non-Recognition of Trusts. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

7.06	Share Certificates. Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificate, stating the number and class of series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve.

There shall be stated on the face of each share certificate issued by a Corporation:
a)	the name of the Corporation;

b)	the words “incorporated under the Business Corporations Act”;

c)	the name of the person to whom it was issued; and

d)	the number and class of shares and the designation of any series that the certificate represents.
In addition, when required by the Articles and permitted by the Act, it shall be stated on each share certificate that the right of ownership and the right to register a transfer of shares represented by such certificate is restricted.

7.07	Replacement of Share Certificates. The board or any officer or agent designated by the board may, in its or his discretion, direct the issue of a new share certificate in lieu of or upon cancellation of a share certificate that has been mutilated, or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken, on payment of such fee as may be fixed by the board, from time to time, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in a particular case.

7.08	Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts of the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

7.09	Deceased Shareholders. In the event of the death of the holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with reasonable requirements of the Corporation.
SECTION EIGHT
DIVIDENDS AND RIGHTS
8.01	Dividends — Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02	Record Date for Dividends and Rights. The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe to such securities.

If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.03	Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE
MEETINGS OF SHAREHOLDERS
9.01	Annual Meetings. Subject to the Act, the annual meetings of the shareholders shall be held at such time each year as the directors may from time to time determine and in any event shall not be held later than fifteen (15) months after the preceding annual meeting.

9.02	Business at Annual Meetings. At an annual meeting, the business shall include considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors, and may include the transaction of such other business as may be properly brought before the meeting.

9.03	Special Meetings. The board, the chairman of the board or the president shall have the power to call a special meeting of shareholders at any time.

9.04	Place of Meetings. Meetings of the shareholders may be held in any Province or Territory in Canada or in any State or Territory in the United States of America as the directors in their discretion may from time to time determine.

9.05	Notice of Meetings. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 11.01 not less than 21 or more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to receive notice of, and attend, the meeting.

Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of the shareholders.

9.06	List of Shareholders entitled to Notice. For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and shall also prepare a list of shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.07, the shareholders listed shall be those registered at the close of business of such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation and at the meeting for which the list was prepared.

9.07	Record Date for Notice. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more then fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of the shareholders entitled to notice of the meeting. If no record date is so fixed, the record date for the determination of shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day on which the meeting is held.

9.08	Meetings without Notice. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders, and attendance of the shareholder or other person at a meeting of shareholders is a waiver of notice of the meeting, except when such person attends a meeting with the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Any business which may normally be transacted at a meeting of shareholders may be transacted at such a meeting. If the meeting is held at a place outside Canada, shareholders not present or otherwise represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.09	Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-Laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with consent of the meeting.

9.10	Quorum. A quorum for the transaction of business at any meeting of shareholders shall, irrespective of the number of persons actually present at the meeting, be twenty (20%) percent of the outstanding shares of the Corporation entitled to vote at any such meeting, whether such shares are represented in person or by duly appointed proxy. If a quorum is present at the opening of any meeting of the shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of a meeting of the shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

9.11	Adjournments. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. If the meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for the original meeting.

9.12	Right to Vote. Subject to the Act, the Articles and any pooling agreement, every person who is named in the list referred to in paragraph 9.06 as a shareholder entitled to vote shall be entitled to vote the shares shown opposite his name. This rule will apply except where there has been a transfer of shares after the record date fixed pursuant to paragraph 9.07. In such a case, the transferee shall be entitled to vote the transferred shares at the meeting if:
a)	he produces properly endorsed certificates evidencing such transfer of shares, or

b)	having otherwise established that he owns the transferred shares, he has demanded not later than ten (10) days before the meeting, that his name be included in the list before the meeting, in which case the transferee is entitled to vote his shares at the meeting.
9.13	Corporate Shareholders. If a body corporate or an association is a shareholder of the Corporation, the Corporation shall recognize any individual duly authorized in writing by the body corporate or association to represent it at meetings of the shareholders of the Corporation and such individual may exercise all the powers of an individual shareholder.

9.14	Joint Shareholders. If two or more persons hold shares jointly, any of such holders may, in the absence of the other or others, vote the shares; but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

9.15	Proxy Holders and Representatives. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxy holder, or one or more alternate proxy holders, to attend and act as his representative at the meeting or meetings in the manner, to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

A shareholder may revoke a proxy:
a)	by depositing an instrument in writing executed by him or by his attorney in writing:
(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or an adjournment of that meeting, at which the proxy is to be used, or

(ii)	with the chairman of the meeting on the day of the meeting or of an adjournment of the meeting;
b)	in any other manner permitted by law.
9.16	Time for Deposit of Proxies. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by 48 hours exclusive of non-business days, before which time a proxy to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, if it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.17	Show of Hands. Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect made in the Minutes of the meeting shall be prima facie evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

9.18	Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxy holder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act of the Articles, and the result of that ballot so taken shall be the decision of the shareholders upon the said question.

9.19	Votes to Govern. At any meeting of the shareholders, every question shall, unless otherwise required by the Act or the Articles, be determined by a majority of the votes cast on the question. In the case of an equality of votes either upon a show of hands or upon a poll or ballot, the chairman of the meeting shall be entitled to a second or casting vote.

9.20	Chairman, Secretary and Scrutineers. The chairman of any meeting of shareholders shall be the first mentioned of such following officers as have been appointed and who is present at the meeting: chairman of the board, president, the most senior vice-president in office who is a shareholder.

If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder to act as secretary at the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.21	Resolution in Writing. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

9.22	Meetings by Telephone. A shareholder or any other person entitled to attend a meeting of shareholders may participate in a meeting by means of telephone or other communication facility that permits all persons participating in the meeting to hear each other. A person participating in such a meeting by such means is deemed to be present at that meeting.

9.23	Shareholder’s Proposal. A shareholder entitled to vote at an annual meeting of shareholders may submit to the Corporation notice of any matter that he proposes to raise at a meeting which falls within the ambit of proposal as that term is used in the Act, and may discuss at the meeting any matter in respect of which he would have been entitled to submit a proposal.

9.24	Proxy Solicitation. The management of the Corporation shall, concurrently with giving notice of a meeting of shareholders, send a form of proxy to each shareholder who is entitled to receive notice of and to vote at the meeting.

SECTION TEN
DIVISIONS AND DEPARTMENTS
10.01	Creation and Consolidation of Divisions. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions of sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

10.02	Name of Division. Any division or its sub-units may be designated by such name as the board may from time to time determine and may, subject to the Act, transact business under such name.

10.03	Officers of a Division. From time to time the board, or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board, or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.
SECTION ELEVEN
NOTICES
11.01	Method of Giving Notices. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the Articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication, including telex, telecopier or other similar methods of communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given 3 business days after it has been deposited in a post office or public letter box; and a notice sent by telex, telecopier or other similar methods of communication shall be deemed to have been given twelve (12) hours after it has been dispatched. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any written notice from such person.

11.02	Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all such holders but notice given to one of such persons shall be sufficient notice to all of them.

11.03	Computation of Time. In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04	Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.05	Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.06	Waiver of Notice. Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the by-laws, or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner authorized by the Act or the By-laws.